September 29, 2009
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Group 1 Automotive, Inc.
Form 10-K for the Year Ended December 31, 2008, as amended
Filed February 25, 2009
Definitive Proxy Statement on Schedule 14A, as revised
Filed April 9, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed August 4, 2009
File No. 1-13461
Dear Mr. Owings:
Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), Definitive Proxy Statement on Schedule 14A, filed on April 9, 2009 (the “2009 Proxy Statement”), and Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “Second Quarter 2009 Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.
Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and ... page 35
1.	In future filings, please expand this section, and the similar section in your quarterly report on Form 10-Q for the period ended June 30, 2009 to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list of revisions you should make, please address the following:
•	Throughout your section entitled, “Item 1. Business,” you discuss what appear to be trends, demands, commitments, events, or uncertainties that will have a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in a material way. Therefore, in an appropriate location of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss these factors in greater detail, describe why and how you believe they will affect your financial condition or results of operations in future periods, and disclose the actions you have taken, and will continue to take, regarding these factors. For example, please address the following:
•	In the first paragraph under the subsection entitled, “Business Strategy,” you state that you believe that over the last three years, you have “developed one of the strongest management teams in the industry.” Please discuss why you believe this to be true, whether you believe this strength will continue, and bases for your beliefs.
Response: We believe that we have “developed one of the strongest management teams in the industry” as a result of the recent employment and/or promotion of:
1.	Earl J. Hesterberg, who served as Group Vice President, North America Marketing, Sales and Service for Ford Motor Company from October 2004 until he joined the Company in April 2005 as its President and Chief Executive Officer. From July 1999 to September 2004, he served as Vice President, Marketing, Sales and Service for Ford of Europe. Mr. Hesterberg has also served as President and Chief Executive Officer of Gulf States Toyota, and held various senior sales, marketing, general management, and parts and service positions with Nissan Motor Corporation in U.S.A. and Nissan Europe.

2.	John C. Rickel, who held a number of executive and managerial positions of increasing responsibility with Ford Motor Company from 1984 until joining the Company in December 2005 as its Senior Vice President and Chief Financial Officer. He most recently served as controller of Ford Americas, where he was responsible for the financial management of Ford’s western hemisphere automotive operations. Immediately prior to that, he was chief financial officer of Ford Europe, where he oversaw all accounting, financial planning, information services, tax and investor relations activities. From 2002 to 2004, Mr. Rickel was chairman of the board of Ford Russia and a member of the board and the audit committee of Ford Otosan, a publicly traded automotive company located in Turkey and owned 41% by Ford Motor Company.

3.	Martin E. Collins, who joined the Company in December 2006 as a Regional Vice President. In September 2007, he was named Regional Vice President of the Western Region after overseeing the Company’s dealership operations in the southeast. Prior to joining the Company, he served as Executive Director, Ford and Lincoln Mercury Marketing with responsibility for all marketing functions within the Ford and Lincoln Mercury brands. Mr. Collins began his career in 1985 at Ford Motor Company where he held a variety of assignments within Ford Division including field operations, franchising, product development, strategy and marketing positions. He also worked internationally, where he was Northern Regional Manager for Ford of Britain for two years.
4.	Frank Grese Jr., who has served the Company as Regional Vice President of the Central Region since January 2006. He previously served as Platform President of Group 1 Atlanta from December 2004 to December 2005. He began his automotive career in the Ford Management Training Program in 1974. Following Ford, he joined Nissan where he ultimately held the position of National Dealer Advertising Manager. In 1986, Mr. Grese left the manufacturer side of the business to join a private dealership group with 20 stores as a partner and operator. He later held various executive positions with Autonation, Inc., a large public dealer group. Immediately before joining the Company, he served as Director of Dealership Operations, working extensively with underperforming stores, for a large private dealer group of 60 stores.

5.	David W. Hult, who has served the Company as Regional Vice President since July 2006. He was named Regional Vice President of the Eastern Region in September 2007 after overseeing the Company’s dealership operations in the northeast. He joined the Company with the Ira Motor Group (headquartered in Boston, Massachusetts) when it was acquired in 2000. Mr. Hult has worked in the automotive industry since 1985, beginning his career with the Ira Group in 1991.
          We believe that such extensive industry expertise, coupled with the relevant business experience of numerous other senior-level members of management clearly distinguishes us from the majority of our peer group. Further, we feel that the loyalty that the Company has fostered in these individuals, coupled with our emergent management development and college recruiting programs, will allow us to maintain this distinction.
          We acknowledge the Staff’s comments and confirm that we will revise our disclosure in future filings to purport that we have developed “a distinguished management team with substantial industry expertise” or similar language.
•	In the last full paragraph on page one of your document, you state that you continue with your efforts to fully leverage your scale, reduce costs, enhance internal controls, enable further growth, and take steps to standardize key operating processes. Please discuss the efforts you have made, and continue to make, to further each of these goals and how these efforts will impact your financial condition and results of operations in future periods.
Response: In the paragraph referenced by the Staff, we disclosed that “we continue with our efforts to fully leverage our scale, reduce costs, enhance internal controls and enable further growth and, as such, we are taking steps to standardize key operating processes.” In other words, we view our efforts to standardize key operating processes as enablers to our goals of leveraging scale, reducing costs, enhancing internal controls and enabling further growth. Further in that same paragraph, we noted that “in 2007, we successfully completed the conversion of all of our dealerships to the same dealer management system offered by Dealer Services Group of Automatic Data Processing Inc. (“ADP”) and put in place a standard general ledger layout. During 2008, we consolidated portions of our dealership accounting and administrative functions into regional centers. These actions represent key building blocks that will not only enable us to bring more efficiency to our accounting and information technology processes, but will support further standardization of critical processes and more rapid integration of acquired operations going forward, significantly reducing technology costs and increasing the speed in which we can achieve the full potential of our newly acquired stores.” The successful standardization of key operating processes has enabled us to partially achieve our goals of leverage, reduced costs, enhanced internal controls and growth, which has improved our financial position and results of operations. We believe that future successful standardization efforts will continue to enhance our profitability.
          In future filings, we will continue to discuss the efforts that we have made to further each of these goals of leveraging scale, reducing costs, enhancing internal controls and enabling further growth. We will also include in future filings a similar discussion regarding the impact on our financial condition and operating results of our efforts to standardize key operating processes.
•	On page two, you state that for 2009 you will focus on five key areas, including used vehicle and parts and service businesses, cost reduction and operating efficiency efforts, generation of cash flow and reduction of debt, continuing to transition to an operating model with greater commonality of key operating processes and systems that support the extension of best practices and the leverage of scale and improving or disposing of underperforming dealerships. Please discuss each of these areas in greater detail, your plans to implement each of these efforts, and how you believe your efforts in these areas will impact your financial condition or results of operations in future periods.
Response: Our efforts to improve our used vehicle operations in 2009 include the matching of inventory supply with customer demand, the sharing of inventory across markets, regions and the company, the utilization of alternative means of marketing and the continued development of technological solutions to assist in the management of our used vehicle inventory. With regards to our parts and service operations, our 2009 initiatives center around targeted marketing efforts, strategic selling and operational efficiencies. We believe that these initiatives will enhance our results of operations in these business areas and the overall results of the Company.
          With regards to our efforts to reduce costs and generate operating efficiencies, we were able to take several actions in 2008 that were designed to reduce our variable expenses and appropriately size our business for the reduced levels of sales and service activity that we experienced in the latter part of 2008 and forecasted for much of 2009. Specifically related to personnel expenses, we initiated various wage cuts, including a 10% wage reduction for the

Board of Directors and senior management and a 5% wage reduction for all other corporate employees, as well as various other regional, market and dealership level employees. In addition, we suspended the Company’s match for employee contributions to their respective 401(K) savings plans. Further, we reduced headcount from the beginning of 2008 by approximately 20% to date. As it relates to advertising, our cost reductions were primarily related to a decrease in overall advertising levels and a shift to utilization of various in-house and email marketing tools, as well as our ability to capitalize on declining media rates. Other forecasted expense reductions reflect initiatives designed to reduce software solutions, contract labor, travel and entertainment, delivery and loaner car expenses. We believe that these efforts will improve our operating results.
          During 2009, we have taken several steps in our endeavor to generate cash flow and reduce debt, including: (1) the reduction of our capital expenditures to approximately $30.0 million from $52.8 million in 2008, (2) the rationalization of vehicle inventory levels, reducing new vehicle inventory by approximately $400 million from December 31, 2008 and (3) the aforementioned cost reductions of approximately $120.0 million. We believe that these steps will enhance our financial condition.
          Since 2005, we have consolidated our operational structure from over 15 platforms with Platform Presidents who directly reported to the President and CEO to our current structure of three regions and the United Kingdom, with Regional Vice Presidents who report directly to our President and CEO. In 2007, we successfully completed the conversion of all of our dealerships to the same dealer management system offered by ADP and put in place a standard general ledger layout. During 2008, we consolidated portions of our dealership accounting and administrative functions into regional centers. These actions represent key building blocks that we are using to effectively manage the business operations and strategically consolidate operational and administrative functions of the Company, further developing the operating model and supporting the extension of best practices and the leverage of scale.
          With regards to our efforts to improve or dispose of underperforming dealerships, we are constantly evaluating the opportunity to improve the profitability of our dealerships. We attempt to capitalize on our size, leverage and ability to disseminate best practices, in order to expedite these efforts. We believe that our efforts will improve the financial condition and operating results of the Company.
          We acknowledge the Staff’s comment and confirm that we will include a similar discussion in future filings.
•	In the third paragraph under the subsection entitled, “Overview,” beginning on page 35, you state that during 2008, as throughout your 10-year history, you grew your business primarily through acquisitions. However, under the subsection entitled, “Outlook,” on page nine, you state that you do not foresee the acquisition of any dealerships in 2009 due to the current economic environment and, based on market conditions, franchise performance, and your overall strategy, you anticipate further dispositions of underperforming franchises. Please discuss in greater detail in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section your acquisition and disposition outlook, the reasons for this outlook, and how this outlook will impact your financial condition and results of operations in future periods. In this regard, because you have grown your business through acquisitions since your inception, please discuss how your inability to acquire any dealerships in 2009 will impact you.
Response: Our over-arching goal for 2009 was to enhance our cash flow from operations without significant capital investment and to effectively utilize such cash flow to strengthen our financial position in preparation for a significant and extended downturn in the industry. This goal and the key focus areas were articulated in the Business Strategy section of the 2008 Form 10-K. In particular, we explained that we intended to place greater attention on the dealerships that we currently own (i.e., “improving or disposing of underperforming dealerships in our current portfolio”) and described that our motivation in 2009 was towards a deleveraging of the Company (i.e., “the generation of cash flow and reduction of debt to strengthen our balance sheet”). While this approach was counter to the Company’s business strategy during the majority of its first ten years of existence, we remain committed to the growth-by-acquisition strategy on a long-term basis, but believe that the conservation of cash and deleveraging of the balance sheet was critical in response to the receding economic conditions that the Company has faced since the latter portion of the third quarter of 2008. And, while the temporary suspension of dealership acquisition activity is a diversion from the Company’s traditional growth strategy and will temper our growth in the near-term, we believe that the enhanced focus on existing operations will positively contribute to the Company’s overall results of operations and cash flow. We continue to forecast that our successful execution with regards to each of the focus areas outlined in the Business Strategy section of the 2008 Form 10-K will have a positive impact on both our future financial position and results of operations on a normalized basis.
          We acknowledge the Staff’s comment and confirm that we will include a similar discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of future filings.
•	In the first full paragraph on page 36, you state that you have taken “several key steps” in response to the current economic crisis, such as wage cuts, alterations to pay plans, headcount reductions, and the elimination or minimization of several other variable expenses to align with your current and projected operational results. Please describe each of the steps you mention in greater detail, including the total amount of wage cuts, how you altered your pay plans, the amount of headcount reductions, and the “several other variable expenses” you eliminated or minimized. Also, please discuss how each of these steps has impacted, and will impact in future periods, your financial condition and results of operations.
Response: The Company, as well as similar companies in our industry, maintains a substantially variable expense structure. Therefore, we were able to take several actions in 2008 that were designed to reduce our variable expenses and appropriately size our business for the reduced levels of sales and service activity that we experienced in the latter part of 2008 and forecasted for much of 2009. In aggregate, we estimated that these efforts would account for $120.0 million of cost reductions, when comparing annual selling, general and administrative expenses in 2009 to 2008. Approximately 65% of the cost reductions were personnel related expenses and the remaining 35% of reductions were attributable to advertising and other expenses.
          Specifically related to personnel expenses, we initiated various wage cuts, including a 10% wage reduction for the Board of Directors and senior management and a 5% wage reduction for all other corporate employees, as well as various other regional, market and dealership level employees. In addition, we suspended the Company’s match for employee contributions to their respective 401(K) savings plans. Further, we reduced headcount from the beginning of 2008 by approximately 20% to date. As it relates to advertising, our cost reductions were primarily related to a decrease in overall advertising levels and a shift to utilization of various in-house and email marketing tools, as well as our ability to capitalize on declining media rates. Other forecasted expense reductions reflect initiatives designed to reduce software solutions, contract labor, travel and entertainment, delivery and loaner car expenses.
          We continue to forecast that the “key steps” taken in response to the economic crisis will have a positive impact on both our future financial position and results of operations on a normalized basis and will allow the Company to operate profitably through the current economic crisis.
          We acknowledge the Staff’s comment and confirm that we will include a similar discussion in future filings.
•	In the second full paragraph on page 39, you state that you believe that your continued growth depends on your ability to achieve optimum performance from your diverse franchise mix, attract and retain high-caliber employees, and reinvest as needed to maintain top-quality facilities, while at the same time successfully acquiring and integrating new dealerships. Also, you state that during 2009, you plan to continue your transition to an operating model with greater commonality of key operating processes and systems that support the extension of best practices and the leveraging of scale. Finally, you state that you expect to spend less than $30.0 million to construct new facilities and upgrade or construct new facilities and upgrade or expand existing facilities. Please discuss in greater detail your plans to attain the goals upon which your continued growth depends, your transition to a new operating model, and how you will allocate the less than $30.0 million you plan to spend.
Response: Our continued future growth depends on our ability to achieve optimum performance from our diverse franchise mix. As with most investment portfolios, long-term success is derived from a balanced mix (e.g., debt and equity securities, long and short-term maturities, domestic and international exposure, etc). Over the past several years, we have aligned our franchise mix with the rapidly changing consumer preferences and manufacturer stability, primarily through strategic acquisition and disposition activity and capital investments. As a result, we have significantly reduced our exposure to the domestic manufacturers (e.g., Ford, Chrysler and General Motors) and have correspondingly increased our exposure to import and luxury franchises (e.g., Toyota, Lexus, Honda, Acura, BMW and Mercedes-Benz) in an effort to align our franchise portfolio with these growing and more profitable manufacturers. We constantly monitor our franchise mix in contrast to the industry and make capital investments to adjust our franchise mix accordingly.
          Our continued future growth also depends on our ability to attract and retain high-caliber employees. As noted above, we believe that we have “developed one of the strongest management teams in the industry” with substantial industry expertise and that such a management team is the most effective recruiting tool available. Our experience tells us that the high-caliber employees that we want are attracted to the opportunity to work for other high-caliber managers who know the industry and can provide the training and instruction necessary to help them succeed, as well. In addition, we empower our operators to make appropriate decisions to grow their respective dealership operations and to control fixed and variable costs and expenses. We believe this approach allows us to continue to attract and retain talented employees, as well as provide the best possible service to our customers. Our recruiting and retention efforts are also enhanced by our recent institutionalization of certain aspects of this training into a management development program. Further, we have recently launched a college recruiting program that is designed to provide another avenue to attract the high-caliber individuals that we seek to attract. As a result, we believe that we have cultivated an alluring work environment that distinguishes us from many of our peers and fosters a degree of loyalty in our employees.
          Further, our continued future growth depends on our ability to reinvest capital as needed to maintain top quality facilities. At the time that we filed our 2008 Form 10-K, the estimated $30.0 million of capital expenditures for 2009 was not fully allocated, but was primarily designated for projects that were in process at the end of 2008 and for required facility maintenance. Again, the level of capital expenditures for 2009 was reduced from historical levels in an effort to enhance our cash flow and deleverage the Company’s balance sheet. However, we do not expect that this reduced level of capital expenditures for 2009 has significantly jeopardized our ability to maintain top quality facilities.
          Our transition to an operating model was initiated shortly after Earl J. Hesterberg’s appointment as President and Chief Executive Officer in April 2005. Since that time, we consolidated our operational structure from over 15 platforms with Platform Presidents who directly reported to the President and CEO to our current structure of three regions and the United Kingdom, with Regional Vice Presidents who report directly to Mr. Hesterberg. In 2007, we successfully completed the conversion of all of our dealerships to the same dealer management system offered by ADP and put in place a standard general ledger layout. During 2008, we consolidated portions of our dealership accounting and administrative functions into regional centers. These actions represent key building blocks that we are using to effectively manage the business operations and strategically consolidate operational and administrative functions of the Company, further developing the operating model.
          We acknowledge the Staff’s comment and confirm that we will include a similar discussion in future filings.

•	In the second-to-last paragraph on page 39 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that you expect that the key steps you have taken to appropriately size your business and allow you to manage through the current industry downturn will generate approximately $120.0 million in savings from 2008 to 2009. Please discuss in greater detail how you determined this savings figure. Also, in the last paragraph on page 39 of the Form 10-Q, you state that you disclose three opportunities in your marketplace to maintain or improve profitability. Please discuss these opportunities in greater detail, how you plan to take advantage of these opportunities, and how they will impact you in future periods.
Response: As discussed above, we responded to the economic crisis that originated in the latter portion of 2008 by taking several key actions that were designed to reduce our variable expenses and appropriately size our business for the reduced levels of sales and service activity that we had experienced and forecasted for much of 2009. In aggregate, we estimated that these efforts would account for $120.0 million of cost reductions, when comparing annual selling, general and administrative expenses in 2009 to 2008. Approximately 65% of the cost reductions were personnel related expenses and the remaining 35% of reductions were attributable to advertising and other expenses.
          We believe that opportunities exist in the marketplace to maintain or improve profitability, including (i) focusing on our higher margin parts and service and finance and insurance businesses, (ii) managing our inventory to meet customer demands, and (iii) continuing to execute cost reduction initiatives. Initiatives designed to maintain and/or improve the profitability of our parts and service business center around targeted marketing efforts, strategic selling and operational efficiencies. With regards to efforts designed to maintain and/or increase the profitability of our finance and insurance business, our efforts have primarily focused on the minimization of product costs. And, as it relates to inventory management, our local management teams are constantly focused on the tenuous balance between small inventory supply, which reduces inventory carrying costs but increases the risk of not satisfying customer demand, and large inventory supply, which increases inventory carrying costs but decreases the risk of not satisfying customer demand. At the end of 2008, sharp declines in customer demand for new vehicle inventory resulted in excessive inventory supply, requiring significant efforts to rebalance. Subsequently, through effective inventory management and the success of the U.S. government’s Cash for Clunkers program, we have substantially reduced our inventory levels, but will continue to scrutinize our supply of specific models in order to meet customer demand.
          We acknowledge the Staff’s comment and confirm that we will include a similar discussion in future filings.
Item 9A. Controls and Procedures, page 68
Evaluation of Disclosure Controls and Procedures, page 68

2.	It appears that you have provided only part of the definition of disclosure controls and procedures with respect to management’s conclusions that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Please confirm for us, if true, that the information accumulated and communicated to management, as the result of your effective disclosure controls and procedures, is the information required to be disclosed by you in reports that you are required to file under the Exchange Act. See Exchange Act Rules 13a-15(e) or 15d-15(e).
Response: We confirm that the information accumulated and communicated to management, as the result of the Company’s effective disclosure controls and procedures, is the information required to be disclosed by the Company in reports that it is required to file under the Securities and Exchange Act of 1934 (the “Exchange Act”).
          We acknowledge the Staff’s comment and will include the complete definition of disclosure controls and procedures as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) in future filings.
Consolidated Balance Sheets, page F-3
3.	We note your lines entitled, “total liabilities before deferred revenues,” and “deferred revenues.” Please explain to us and disclose the nature and purpose of the line item deferred revenues. We assume deferred revenues relate to your reserves for future chargebacks which you disclose on page F-7. If our assumption is correct, please explain to us why deferred revenues arc classified as the apparent temporary equity position on your consolidated balance sheets. Please be detailed in your response citing the relevant accounting literature used to support your accounting and balance sheet classification, or revise. If the deferred revenues classification is not considered temporary equity, we believe you should revise the consolidated balance sheet by removing the subtotal, “total liabilities before deferred revenues”.
Response: As disclosed in Note 2 — Summary of Significant Accounting Policies (page F-8) in the 2008 Form 10-K, the Company consolidates the operations of its reinsurance companies. The Company reinsures the credit life and accident and health insurance policies sold by its dealerships. All of the revenues and related direct costs from the sales of these policies are deferred and recognized over the life of the policies, in accordance with Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises,” which was primarily codified in Financial Accounting Standards Board Accounting Standards Codification Topic No. 944, “Financial Services — Broker and Dealers.” As such, the deferred revenues line item referred to above represents revenues from the Company’s reinsurance operations that have been deferred and are being recognized as revenue over the period of the contract. The deferred revenues line item does not represent temporary equity.

          We acknowledge the Staff’s comments and will remove the subtotal, “total liabilities before deferred revenues,” in future filings.
Exhibits 31.1 and 31.2
4.	Please note that the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K is required. For example, in the initial paragraph of the certifications, you inappropriately include the titles of Earl Hesterberg and John Rickel. Please confirm for us, if true, that the inclusion of these officers’ titles was not meant to limit their liability in any manner, Also, please make this confirmation, if true, for both your initial annual report on Form 10-K and your amended annual report on Form 10-K/A for the year ended December 31, 2008, which were filed on February 25, 2009 and March 13, 2009, respectively.
Response: We confirm, with regard to both our initial annual report on Form 10-K and our amended annual report on Form 10-K/A for the year ended December 31, 2008, which were filed on February 25, 2009 and March 13, 2009, respectively, that the inclusion of the titles of Earl Hesterberg and John Rickel was not meant to limit their liability in any manner.
          We acknowledge the Staff’s comment and will exclude the titles of Earl Hesterberg and John Rickel from Exhibits 31.1 and 31.2 in future filings.
Definitive Proxy Statement on Schedule l4A
Transactions with Related Persons, page 13
5.	In the subsection entitled, “Transactions,” on page 13, you state that you have no current transactions with related persons. If true, please confirm for us and disclose in future filings, that you have had no related person transactions since the beginning of your last fiscal year as required by Item 404(a) of Regulation S-K.
Response: Since the beginning of 2008, the Company has not been a participant in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K.
          We acknowledge the Staff’s comment and will disclose to the extent applicable in future filings any related party transactions since the beginning of our last fiscal year as required by Item 404(a) of Regulation S-K.
Compensation Discussion and Analysis, page 27
6.	Please discuss, in future filings, any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers. For example, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if a performance measure upon which an award or payment is based is restated or otherwise adjusted in a manner that would reduce the size of the award or payment.
Response: The Company does not have a policy regarding the adjustment or recovery of awards or payments if a performance measure upon which an award or payment is based is restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Moreover, the Company believes that it has addressed all of the factors in Item 402(b)(2) that are necessary to provide investors material information to understand its compensation policies and decisions regarding the named executive officers. In future filings, the Company will continue to discuss any of the factors in Item 402(b)(2) that are necessary to provide investors material information to understand its compensation policies and decisions regarding the named executive officers.
Role of the Compensation Committee its Consultant and Management, page 27
7.	Please clarify, in future filings, whether your chief executive officer met with representatives of Pearl Meyer & Partners or Equilar Inc. regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Pearl Meyer and Equilar work, if any. Also, please describe in greater detail the nature and scope of the assignments and the material elements of the instructions or directions given to Pearl Meyer and Equilar regarding the performance of their duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.
Response: Our Chief Executive Officer did not meet with representatives of Equilar Inc. or Pearl Meyer & Partners with respect to his compensation or the compensation of any of our named executive officers. In September 2007, the Compensation Committee engaged Pearl Meyer & Partners to conduct a competitive compensation analysis for the named executive officers in order to evaluate all aspects of executive compensation against the designated peer group companies and instructed Pearl Meyer & Partners to work with our Vice President of Human Resources. Pearl Meyer reported directly to the chairman of our Compensation Committee and our Vice President of Human Resources for purposes of advising us on compensation matters.
          Our Vice President of Human Resources provided Pearl Meyer with preliminary instructions regarding the goals of our compensation program and the parameters of the competitive review of executive total direct compensation packages to be conducted by Pearl Meyer. In particular, Pearl Meyer was instructed to review compensation data for our Company and our peer group and use this information to analyze our named executive officers’ compensation as compared to the peer group for financial performance, total compensation packages and compensation practices. Pearl Meyer was further instructed to benchmark all components of compensation, including base salary, annual incentives, total cash compensation (base salary plus targeted cash incentive compensation), long-term incentives and total direct compensation. Once Pearl Meyer completed its preliminary analysis of executive compensation, it presented its report to the Compensation Committee. Our Chief Executive Officer and Vice President of Human Resources then utilized Pearl Meyer’s analysis to develop compensation recommendations for presentation to the Committee with regard to 2008 salary, annual bonus and long-term equity compensation of the named executive officers (but not including our Chief Executive Officer).
          At the direction of our Compensation Committee, we paid a fee in May 2008 to Equilar Inc., an on-line proxy data mining provider, to use its proprietary ExecutiveInsight research database, a resource for referencing executive compensation and analyzing executive pay trends, to aid the Committee in compiling competitive market data in determining our named executive officers’ fiscal year 2008 equity awards, which were granted in November 2008, and fiscal year 2009 compensation program and compensation levels. Equilar draws data from proxy statements and reports filed with the Securities and Exchange Commission. However, we did not engage Equilar to provide us with any consulting services; rather, our Corporate Manager of Compensation used the ExecutiveInsight research database to compile market data for the Compensation Committee. We instructed Pearl Meyer to review the data we had compiled and to make observations and recommendations regarding the market data results that were provided to the Compensation Committee.
Base Salary, page 30
8.	In the last paragraph of this subsection, you state that your named executive officers would take a 10% reduction in compensation. Please clarify, in future filings, whether this reduction in compensation refers only to base salary or to all the forms of compensation available to your named executive officers.
Response: The 10% reduction refers only to base salary. We acknowledge the Staff’s comment and, in future filings, will clarify our disclosure accordingly.
Annual Incentive Compensation Plan, page 30
9.	We note that 40% of your named executive officers’ annual incentive compensation is based on the achievement of certain individual and department goals, and a subjective determination is made as to what degree these goals have been achieved, but it is unclear how you determined these goals and whether they are triggered by obtaining certain objective financial results or whether it is a completely subjective determination. If certain financial results are quantified, in future filings, please specify those results necessary to trigger any annual incentive compensation. See Item 402 (b)(2)(v) of Regulation S-K. If these goals are not quantified, in future filings, please discuss in greater detail the manner in which the compensation committee evaluates the executives’ contributions before awarding annual incentive compensation. In this regard, please disclose how you determined each executive’s individual and department goals and how you determined that Earl Hesterberg, John Rickel, and Randy Callison achieved their goals such that they received 20% of their base salary as a 2008 incentive payout and that Darryl Burman and J. Brooks O’Hara achieved their goals such that they received 12% of their base salary as a 2008 incentive payout.

Response: The individual and departmental goals were developed by each of the named executive officers, working together with our Chief Executive Officer. Each goal is considered integral toward achieving key business objectives within the executive officer’s control, which help improve our financial performance and promote corporate efficiencies. The following is a discussion of the specific factors the Compensation Committee considered in assessing each executives’ contribution and achievement of his goals:
•	Earl J. Hesterberg — In assessing Mr. Hesterberg’s performance, the Committee considered his leadership in assisting the Company achieve the following:
•	achieving same store revenue performance that exceeded the median performance of our peer organizations;

•	expansion of the management training program and our succession planning model;

•	aggressive expansion of customer solicitation and follow-up technology; and

•	increased support and guidance given to the field management teams.
•	John C. Rickel — In assessing Mr. Rickel’s 2008 performance, the Committee considered his leadership in assisting the Company achieve the following:
•	advancement of the standardization of financial reporting across the various regions by consolidating the Southeast accounting functions with the East Region;

•	reduction of the days outstanding for contracts in transit (CIT) by three days; and

•	significant meetings with various rating agencies, banks, and industry analysts.
•	Randy L. Callison — In assessing Mr. Callison’s performance, the Committee considered his leadership in assisting the Company achieve the following:
•	key business objectives including the divestiture of seven either underperforming stores or stores that did not fit our business strategy;

•	further penetration of customer follow-up systems via customer e-mail notifications and solicitations; and

•	increased support and guidance to the regional vice presidents.
•	Darryl M. Burman — In assessing Mr. Burman’s performance, the Committee considered his leadership in assisting the Company achieve the following:
•	successful control of outside legal services and a reduction in outside legal fees;

•	implementation of a searchable online document management storage system for the Company’s acquisition and financing documents;

•	refinement of the Company’s conflicts of interest policy; and

•	educate field management with respect to centralizing litigation at the corporate level and removing such decision making authority from the individual dealerships.
•	J. Brooks O’Hara — In assessing Mr. O’Hara’s 2008 performance, the Committee considered his leadership in assisting the Company achieve the following:
•	expand the succession planning model to include a potential pool of general manager candidates;

•	build on our management training program by recruiting on college campuses and adding nine trainees to the pilot training program; and

•	build working relationships with the regional teams and at the corporate office.
          The Compensation Committee also considered the difficulty of achieving 2008 Incentive Compensation Plan performance goals in the face of an extremely challenging economy compared to conditions in the prior fiscal year. Based on the Compensation Committee’s subjective evaluation of the performance of each of our named executive officers, it determined the degree to which each officer had achieved his goals.
          We acknowledge the Staff’s comment and will include a similar discussion in future filings.
10.	Please disclose, in future filings, whether anyone other than the compensation committee makes or contributes to the subjective determination regarding the degree to which individual and department goals are achieved.
Response: In connection with its review of the performance of our Chief Executive Officer, the Compensation Committee alone makes the subjective determination regarding the degree to which he achieved all of his 2008 performance goals. With respect to the other named executive officers, the Compensation Committee had extensive discussions with our Chief Executive Officer regarding his subjective evaluation of the performance of those officers. Based on those discussions, the Compensation Committee determined that the other named executive officers achieved their individual and departmental goals.
          We acknowledge the Staff’s comment and will include a similar discussion in future filings.
Long-Term Equity Incentive Compensation, page 33
11.	In future filings, please discuss in greater detail how you determined that you met your target of your same store revenue growth being at or above the median of your peer organizations.

Response:
          Same store revenue growth is calculated as a percentage and is based on total revenue for the year versus the prior year. Our same stores revenue growth number is compared to the results of our peer organizations, based upon third-party industry data. The same store revenue performance of the Company exceeded the median same store revenue performance of our peer organizations in 2008 by 5.7 percentage points.
          We acknowledge the Staff’s comment and will disclose our target and actual results in future filings.
Form 10-Q for the period ended June 30, 2009
Note 7. Long-Term Debt, page 21
12.	We note your disclosure that “[during the six months ended June 30, 2009, the Company repurchased $36.7 million par value of the 2.25% Notes for $17.3 million in cash and realized a net gain of $8.2 million (after adjustments from the implementation of APB 14-1) included in the Consolidated Statement of Operations ... $11.1 million of unamortized costs were written off, including the APB 14-1 discount, underwriters’ fees and debt issuance costs. “You further disclose that “[n]o value was attributed to the equity component of the 2.25% Notes at the time of the redemption and, therefore, no adjustment to additional paid-in-capital was recognized.” Please explain to us and disclose in more detail why no value was attributed to the equity component of the 2.25% Notes at the time of redemption and how the $8.2 million gain was calculated.
Response: Regarding the extinguishment of the liability component and the reacquisition of the equity component of the 2.25% Notes under FSP APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion” (“APB 14-1”), Paragraph 21, which was codified by Financial Accounting Standards Board Accounting Standards Codification No. 470-20-40-20, “Debt with Convertible and Other Options,” states that:
Regardless of the form of consideration transferred at settlement, which may include cash (or other assets), equity shares, or any combination thereof, that allocation shall be performed as follows:
a.	Measure the fair value of the consideration transferred to the holder. If the transaction is a modification or exchange that results in derecognition of the original instrument, measure the new instrument at fair value (including both the liability and equity components if the new instrument is also within the scope of this FSP).

b.	Allocate the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:
(1)	Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment. Any difference between the consideration attributed to the liability component and the sum of (a) the net carrying amount of the liability component and (b) any unamortized debt issuance costs is recognized in the statement of financial performance as a gain or loss on debt extinguishment.
(2)	Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity.
          As such, in order to appropriately account for the $36.7 million of repurchases of the Company’s 2.25% Notes (the “Repurchases”) in accordance with APB 14-1, the Company first determined the fair value of the 2.25% Notes immediately prior to extinguishment. In accordance with the guidance above, the Company calculated the fair value of the convertible debt immediately prior to the Repurchases, utilizing a market rate assumption for non-convertible debt issuance by similarly rated companies for similar terms. The calculated fair value of the liability component of the 2.25% Notes was greater than the settlement consideration paid. As a result, there was no settlement consideration to allocate to the reacquisition of the equity component of the 2.25% Notes.
          The aggregate recognized gain of $8.2 million was calculated as follows (in millions):

Gross principal value of 2.25% Notes repurchased	$36.7
Less: Original APB 14-1 discount on 2.25% Notes repurchased	(10.7)
Less: Original issuance discount on 2.25% Notes repurchased	(0.5)

Subtotal	25.5
Total settlement consideration	(17.3)

Net gain on the Repurchases	$8.2

* * *
In connection with responding to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at (713) 647-5700 with any questions.
[Signature on next page]

Sincerely,
/s/ Darryl M. Burman

Darryl M. Burman
Vice President and General Counsel
Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Max P. Watson, Jr., Chairman of the Compensation Committee
Lance A. Parker, Vice President and Corporate Controller
Gillian A. Hobson, Vinson & Elkins, LLP
Douglas E. McWilliams, Vinson & Elkins, LLP

18